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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                  For the three months ended December 31, 2001



                               GLOBAL SOURCES LTD.



              Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F    X          Form 40-F
                           -------                 -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b).


                      YES                NO    X
                          -------           -------

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Exhibit 1  Year 2001/4th Quarter Results of Operations of GLOBAL SOURCES LTD.


Exhibit 2 Unaudited Selected Consolidated Financial Information of GLOBAL SOURCES LTD. at December 31, 2001.

SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



GLOBAL SOURCES LTD.




/s/ EDDIE HENG
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By: Eddie Heng, Director




Date: February 28, 2002